<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     May 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                          Issued: June 29, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                             INCEPTION-
                                                                                                              TO-DATE
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %       %         %
------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1    0.2      31.2
                                                                  (3 mos.)                          (5 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5    3.8      80.4
              (10 mos.)                                                                             (5 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6    7.4      109.0
                                            (10 mos.)                                               (5 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)   1.3       3.4
                                            (10 mos.)                                               (5 mos.)
------------------------------------------------------------------------------------------------------------------------

               COMPOUND
              ANNUALIZED
                RETURN
FUND              %
------------------------
Charter
 Campbell....    6.0
------------------------
Charter
 Aspect......    4.6
------------------------
Charter
 Graham......    9.3
------------------------
Charter WCM..    0.4
------------------------

DEMETER MANAGEMENT CORPORATION
522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999
Morgan Stanley Charter Series
Monthly Report
May 2007
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of May 31, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $13.12   5.66%
                       ---------------------------------
                       Charter Aspect   $18.04   6.30%
                       ---------------------------------
                       Charter Graham   $20.90   13.34%
                       ---------------------------------
                       Charter WCM      $10.34   4.90%
                       ---------------------------------

  Detailed performance information for the Fund is located in the body of the financial report. (Note: all returns are net of all fees). We provide trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which the Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by the Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within the Fund during the previous month.
  Effective April 3, 2007, Campbell & Company ("Campbell"), Trading Advisor to Charter Campbell announced the appointment of Ms. Theresa Becks to the position of President & Chief Executive Officer, succeeding Mr. Bruce Cleland, who will become Vice Chairman.
  Theresa Becks has been with Campbell as its Chief Financial Officer for 16 years, and a member of Campbell's Board of Directors for 13 years. Ms. Becks is also a former member of the Board of Directors of the Managed Funds
Association. Prior to joining Campbell, she was Vice President & Chief
Financial Officer of Bank Maryland Corp., a publicly held company. Ms. Becks started her professional career with Ernst & Young as a Certified Public Accountant.
  Bruce Cleland, who has been with Campbell since 1993, having served as President since 1994, and Chief Executive Officer since 1997, will become Vice Chairman of the firm and act in an advisory capacity to the Executive Committee.
  Kevin M. Heerdt, Director of Research & Chief Operating Officer, will continue to focus his efforts on Campbell's research and trading activities.
Mr. Heerdt joined Campbell in 2003 as co-head of Research, and was appointed Chief Operating Officer in 2005 and Head of Research in January 2007. Prior to joining Campbell, Mr. Heerdt spent 12 years with Moore Capital where he acted in several capacities including Managing Director and Chief Investments Officer.
  Effective June 25, 2007, Demeter Management Corporation and the Funds changed their address to 522 Fifth Avenue, 13/th/ Floor, New York, NY 10036, and the
new phone number is (212) 296-1999.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13/th/ Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                   Month ended May 31, 2007        YTD ended May 31, 2007
                   --------------------------      -----------------------
Currencies                              -1.08%                     -4.13%
Interest Rates                           5.34%                      3.03%
Stock Indices                            2.28%                      4.25%
Energies                                 0.06%                     -0.95%
Metals                                  -0.59%                     -0.47%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, and energy sectors. These gains were partially offset by losses in the currency and metals markets.
Within the global interest rate sector, gains were experienced from short positions in European interest rate futures as prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices moved sharply lower towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Elsewhere in the global fixed-income markets, gains were recorded from short positions in U.S. fixed-income futures as prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April and the Federal Reserve Bank of Richmond President Jeffrey stated there are still inflationary concerns in the U.S. economy.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Further gains were experienced in the global equity index markets from long positions in European and U.S. stock index futures as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States, as well as consistently strong corporate earnings and increased global merger and acquisition activity.
Smaller gains were recorded in the energy markets from short futures positions in crude oil as prices moved lower amid news that political tensions in Nigeria calmed after oil unions ended their recent labor strike.
These gains were partially offset by losses in the currency sector from short positions in the Canadian dollar versus the U.S. dollar as the value of the Canadian dollar moved higher against the U.S. dollar after a report showed that Canadian retail sales and manufacturing increased more than expected in March leading investors to believe that the Bank of Canada may increase interest rates in the near-term. Additional losses were experienced in the currency markets from long positions in the British pound, Swiss franc, and New Zealand dollar relative to the U.S. dollar as the value of the U.S. dollar moved higher against these currencies after stronger than expected U.S. economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States. Furthermore the value of the U.S. dollar was pressured higher on the previously mentioned statements by Federal Reserve Bank of Richmond President Jeffrey Lacker.
Within the metals markets, losses were experienced from long positions in copper and zinc futures as prices moved lower after the Chinese government announced that it will raise export taxes for base metals and on speculation that rising production and inventories may create a global surplus. Elsewhere in the metals sector, losses were recorded from long positions in gold futures as prices fell due to temporary strength in the value of the U.S. dollar.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
                   Month ended May 31, 2007         YTD ended May 31, 2007
                  --------------------------      -------------------------
Currencies                           -0.03%                    1.87%
Interest Rates                        5.34%                    4.18%
Stock Indices                         1.99%                    2.23%
Energies                             -0.21%                   -1.98%
Metals                               -0.64%                   -0.17%
Agriculturals                         0.07%                   -0.52%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, and agricultural sectors. These gains were partially offset by losses in the metals, energies, and currency markets.
Within the global interest rate sector, gains were experienced from short positions in European interest rate futures as prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices moved sharply lower towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Elsewhere in the global fixed-income markets, gains were recorded from short positions in U.S. fixed-income futures as prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April and the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy. Lastly, short positions in Canadian and Australian interest rate futures recorded gains as prices declined amid strength in regional equity markets and consistently strong economic data out of Canada and Australia.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Further gains were experienced in the global equity index markets from long positions in European and U.S. stock index futures as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States, as well as consistently strong corporate earnings and increased global merger and acquisition activity. Elsewhere in the equity index sector, long positions in Pacific Rim stock index futures resulted in gains as prices increased on optimism that strong economic growth in the Euro-Zone and the U.S. would result in strong demand for exports from Asia.
Within the agricultural markets, long positions in soybean and soybean oil futures resulted in gains as prices increased amid lower production and after a representative from the European Union announced plans to increase biodiesel fuel usage to reduce the Euro-Zone's dependence on crude oil.
These gains were partially offset by losses in the metals sector from long positions in copper, aluminum, and zinc futures as prices moved lower after the Chinese government announced that it will raise export taxes for base metals and on speculation that rising production and inventories may create a global surplus.
Within the energy sector, long positions in Brent crude oil resulted in losses as prices moved lower amid news that political tensions in Nigeria calmed after oil unions ended their recent labor strike. Elsewhere in the energy markets, losses were experienced from both long and short positions in gasoline futures as prices moved without consistent direction throughout the month amid conflicting news regarding supply and demand.
Smaller losses were incurred in the currency markets from long positions in the euro and British pound versus the U.S. dollar as the U.S. dollar reversed higher relative to these currencies after stronger than expected U.S. economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States. Furthermore the value of the U.S. dollar was pressured higher on the previously mentioned statements by Federal Reserve Bank of Richmond President Jeffrey Lacker.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                   Month ended May 31, 2007       YTD ended May 31, 2007
                   --------------------------   -------------------------
Currencies                              1.17%                        3.19%
Interest Rates                           8.7%                         5.8%
Stock Indices                           4.03%                        2.91%
Energies                               -0.18%                       -1.83%
Metals                                 -0.35%                        -1.1%
Agriculturals                          -0.11%                       -0.26%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, and currency sectors. These gains were partially offset by losses in the metals, energies, and agricultural markets.
Within the global interest rate sector, gains were experienced from short positions in European interest rate futures as prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices moved sharply lower towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Elsewhere in the global fixed-income markets, gains were recorded from short positions in U.S. fixed-income futures as prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April and the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Further gains were experienced in the global equity index markets from long positions in European and U.S. stock index futures as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States, as well as consistently strong corporate earnings and increased global merger and acquisition activity. Elsewhere in the equity index sector, long positions in Pacific Rim stock index futures resulted in gains as prices increased on optimism that strong economic growth in the Euro-Zone and the U.S. would result in strong demand for exports from Asia.
Within the currency sector, gains were experienced from long positions in the Brazilian real, Turkish lira, Columbian peso, and Mexican peso versus the U.S. dollar as the value of these currencies moved higher against the U.S. dollar after rising inflation data led investors to believe that interest rates in these countries may rise in the near-term. Further gains were experienced in the currency sector from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen continued to weaken against most of its major rivals after minutes from the Bank of Japan meeting in early April showed that members were content to keep interest rates unchanged. Lastly, long positions in the Canadian dollar versus the U.S. dollar resulted in gains as the value of the Canadian dollar moved higher against the U.S. dollar after a report showed that Canadian retail sales and manufacturing increased more than expected in March leading investors to believe that the Bank of Canada may increase interest rates in the near-term.
These gains were partially offset by losses in the metals sector from long positions in copper, aluminum, and zinc futures as prices fell after the
Chinese government announced that it will raise export taxes for base metals and on speculation that rising production and inventories may create a global surplus. Elsewhere in the metals sector, losses were recorded from long positions in gold futures as prices fell due to temporary strength in the value of the U.S. dollar.
Further losses were experienced in the energy sector from short positions in natural gas futures as prices rose after a report from the U.S. Department of Energy showed that domestic inventories declined.
Smaller losses were recorded in the agricultural sector from short positions in coffee futures as prices moved higher after cold weather forecasts increased concerns that crops in Brazil may be negatively impacted.
MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                   Month ended May 31, 2007      YTD ended May 31, 2007
                   --------------------------   -------------------------
Currencies                              0.19%                        1.98%
Interest Rates                          2.65%                       -1.43%
Stock Indices                           2.07%                         3.2%
Energies                                0.12%                        0.25%
Metals                                 -0.51%                        0.15%
Agriculturals                           0.63%                       -0.38%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, global stock index, agricultural, currency, and energy sectors. These gains were partially offset by losses in the metals markets.
Within the global interest rate sector, gains were experienced from short positions in European interest rate futures as prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices moved sharply lower towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Elsewhere in the global fixed-income markets, gains were recorded from short positions in short-term U.S. fixed-income futures as prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April and the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Further gains were experienced in the global equity index markets from long positions in European and U.S. stock index futures as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States, as well as consistently strong corporate earnings and increased global merger and acquisition activity. Elsewhere in the equity index sector, long positions in Pacific Rim stock index futures resulted in gains as prices increased on optimism that strong economic growth in the Euro-Zone and the U.S. would result in strong demand for exports from Asia.
Within the agricultural markets, long futures positions in corn and the soybean complex resulted in gains as prices increased amid lower production and after a representative from the European Union announced plans for an increase biodiesel usage to reduce the Euro-Zone's dependence on crude oil.
Further gains were experienced in the currency sector from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen continued to weaken against most of its major rivals after minutes from the
Bank of Japan meeting in early April showed that members were content to keep interest rates unchanged. Elsewhere in the currency sector, long positions in the Canadian dollar versus the U.S. dollar resulted in gains as the value of the Canadian dollar moved higher against the U.S. dollar after a report showed that Canadian retail sales and manufacturing increased more than expected in March leading investors to believe that the Bank of Canada may increase interest rates in the near-term. Additional gains were experienced from long positions in the Brazilian real versus the U.S. dollar as the value of the Brazilian real moved higher after rising inflation data led investors to believe that the Brazilian Central Bank may raise interest rates in the near-term. Furthermore, gains were experienced from short positions in the
Swiss franc relative to the U.S. dollar as the value of the U.S. dollar moved higher against the Swiss franc after stronger than expected U.S. economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States.
Smaller gains were recorded in the energy markets from short futures positions in crude oil as prices moved lower amid news that political tensions in Nigeria calmed after oil unions ended their recent labor strike.
These gains were partially offset by losses in the metals sector from long positions in copper, aluminum, and nickel futures as pries fell after the Chinese government announced that it will raise export taxes for base metals and on speculation that rising production and inventories may create a global surplus. Elsewhere in the metals sector, losses were recorded from long positions in gold futures as prices fell due to temporary strength in the value of the U.S. dollar.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                                    MORGAN STANLEY              MORGAN STANLEY             MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.       CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                              --------------------------  -------------------------  --------------------------
                                           PERCENTAGE OF              PERCENTAGE OF               PERCENTAGE OF
                                            MAY 1, 2007                MAY 1, 2007                 MAY 1, 2007
                                             BEGINNING                  BEGINNING                   BEGINNING
                                AMOUNT    NET ASSET VALUE   AMOUNT   NET ASSET VALUE   AMOUNT    NET ASSET VALUE
                              ----------  --------------- ---------  --------------- ----------  ---------------
                                  $              %            $             %            $              %
INVESTMENT INCOME
  Interest income (Note 2)     1,494,184        .42         515,888        .41        1,570,707         .41
                              ----------       ----       ---------       ----       ----------       -----
EXPENSES
  Brokerage fees (Note 2)      1,798,131        .50         630,144        .50        1,892,506         .50
  Management fees (Note 2&3)     794,176        .23         210,047        .17          630,835         .17
                              ----------       ----       ---------       ----       ----------       -----
   Total Expenses              2,592,307        .73         840,191        .67        2,523,341         .67
                              ----------       ----       ---------       ----       ----------       -----
NET INVESTMENT LOSS           (1,098,123)      (.31)       (324,303)      (.26)        (952,634)       (.26)
                              ----------       ----       ---------       ----       ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    11,000,305       3.06       1,848,251       1.47       21,934,145        5.80
  Net change in unrealized    10,453,552       2.91       6,414,185       5.09       29,516,031        7.80
                              ----------       ----       ---------       ----       ----------       -----
   Total Trading Results      21,453,857       5.97       8,262,436       6.56       51,450,176       13.60
                              ----------       ----       ---------       ----       ----------       -----
NET INCOME                    20,355,734       5.66       7,938,133       6.30       50,497,542       13.34
                              ==========       ====       =========       ====       ==========       =====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              -------------------------
                                          PERCENTAGE OF
                                           MAY 1, 2007
                                            BEGINNING
                                AMOUNT   NET ASSET VALUE
                              ---------  ---------------
                                  $             %
INVESTMENT INCOME
  Interest income (Note 2)      244,702        .40
                              ---------       ----
EXPENSES
  Brokerage fees (Note 2)       305,165        .50
  Management fees (Note 2&3)    101,721        .17
                              ---------       ----
   Total Expenses               406,886        .67
                              ---------       ----
NET INVESTMENT LOSS            (162,184)      (.27)
                              ---------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                    2,400,786       3.93
  Net change in unrealized      753,992       1.24
                              ---------       ----
   Total Trading Results      3,154,778       5.17
                              ---------       ----
NET INCOME                    2,992,594       4.90
                              =========       ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------- ------------------------------------ -------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $
Net Asset Value,
 May 1, 2007     28,972,720.285  359,626,299   12.41   7,427,617.926  126,028,768   16.97   20,524,328.335  378,501,122   18.44
Net Income             --         20,355,734     .71         --         7,938,133    1.07         --         50,497,542    2.46
Redemptions        (407,857.770)  (5,351,094)  13.12    (151,496.446)  (2,732,996)  18.04     (387,205.168)  (8,092,588)  20.90
Subscriptions          --             --        --       101,191.856    1,825,501   18.04      175,317.613    3,664,138   20.90
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 May 31, 2007    28,564,862.515  374,630,939   13.12   7,377,313.336  133,059,406   18.04   20,312,440.780  424,570,214   20.90
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                          CHARTER WCM L.P.
                 -----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $
Net Asset Value,
 May 1, 2007     6,194,138.782  61,032,905    9.85
Net Income             --        2,992,594     .49
Redemptions       (109,584.912) (1,133,108)  10.34
Subscriptions      294,238.389   3,042,425   10.34
                 -------------  ----------
Net Asset Value,
 May 31, 2007    6,378,792.259  65,934,816   10.34
                 =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIL to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. credits monthly each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
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